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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2004

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated February 2, 2004

[SMURFIT LOGO]

2003 Summary Fourth Quarter Results

3 months ended 31 December, 2003

2 February, 2004: JSG Funding plc (the 'Group') today announced summary unaudited results for the 3 months and 12 months ended 31 December, 2003.

The Group will issue full preliminary results for the fourth quarter and full year 2003 on 11 February, 2004 and host a conference call for investors on that date.

Fourth Quarter, 2003: Year-on-year performance

Fourth quarter net sales of €1,174 million and EBITDA before exceptional items of €151 million compare to net sales of €1,165 million and EBITDA before exceptional items of €170 million in the comparable period in 2002. Fourth quarter results reflect a year-on-year increase of 1% on net sales and a decrease of 11% on EBITDA before exceptional items.

Full Year, 2003: Year-on-year performance

Full year net sales of €4,746 million and EBITDA before exceptional items of €627 million compare to net sales of €4,710 million and EBITDA before exceptional items of €605 million in the comparable period in 2002. Full year results reflect an increase of 1% and 4% on net sales and EBITDA before exceptional items respectively year-on-year.

Exceptional items in 2003 of €29 million include restructuring charges of €35 million mainly relating to our European operations, offset by gains on asset sales of €6 million. In 2002, exceptional items at subsidiary level of €4 million include €24 million for restructuring charges in our European operations offset by gains on the sale of our U.S. voting equipment and commercial printing businesses of €20 million. 2003 full year capital expenditure of €208 million compares to €211 million in 2002.

Product Market Review

Full year 2003 European volumes of containerboard and corrugated increased on 2002 reflecting the acquisition of SSCC's European packaging assets in March, 2003 and former Spanish associate, Papelera Navarra, in June, 2003. The first quarter of 2003 was also positively impacted (year-on-year) by the acquisition of Munksjö in March, 2002. Excluding the impact of acquisitions, recycled containerboard and corrugated volumes were in line with 2002. 2003 kraftliner volumes were up 5% on 2002. 2003 fourth quarter volumes, excluding acquisitions, in recycled containerboard and corrugated, increased by 4% and 2%, respectively, on the comparable period in 2002. Similarly kraftliner volumes were up on the comparable period in 2002. 2003 average prices for kraftliner, recycled containerboard and corrugated were lower than 2002.

Full year 2003 Latin American volumes increased on 2002 reflecting the acquisition (in 2002) of the Venepal operations in Venezuela and the consolidation of some companies in Colombia. Excluding acquisitions corrugated volumes for 2003 were up 1% year-on-year. Containerboard volumes were up 8% on a similar basis. Quarter four volumes in 2003, excluding acquisitions, in both containerboard and corrugated, across all countries in which we operate increased 14% and 10%, respectively, on the comparable period in 2002. 2003 average prices for containerboard were flat on 2002 levels, however, average corrugated prices in 2003 were generally higher than average prices in 2002.

JSG Funding plc

The following is a reconciliation of operating profit—subsidiaries to EBITDA, before exceptional items:

	JSG Funding	JSG Funding	JSG Funding	JSG Funding/JSG*
	3 months to 31 Dec 2003 € 000 Unaudited	3 months to 31 Dec 2002 € 000 Unaudited	12 months to 31 Dec 2003 € 000 Unaudited	12 months to 31 Dec 2002 € 000 Unaudited
Operating profit—subsidiaries	51,693	91,217	293,911	315,850
Restructuring charges	26,463	9,049	34,973	24,462
Depreciation, depletion and amortisation	72,612	70,183	298,014	265,014

EBITDA, before exceptional items	€150,768	€170,449	€626,898	€605,326

*
For comparison purposes, the financial results of Jefferson Smurfit Group Limited and subsidiary companies (JSG) for the periods prior to its acquisition on 3 September, 2002 have been combined with those of JSG Funding plc for periods following such acquisition.

Contacts

K Capital Source	Mark Kenny	+353 1 631 5500

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC
By:	/s/ IAN J. CURLEY Name: Ian J. Curley Title: Director and Chief Financial Officer

Date: February 9, 2004

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Press Release dated February 2, 2004
SIGNATURES